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             CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF
                                       QAD INC.

    QAD Inc., a Delaware corporation (the "Corporation"), CERTIFIES:

    FIRST: The Corporation has not received any payment for any of its capital stock.

    SECOND: Directors of said Corporation were not named in its Certificate of Incorporation and have not yet been elected as of the date hereof.

    THIRD: The amendment set forth below to the Certificate of Incorporation of the Corporation has been duly adopted by its Sole Incorporator in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

         A. The Preamble to Article FOURTH, which precedes Section A of same Article, of the Corporation's Certificate of Incorporation is hereby amended and replaced in full by the following:

              "FOURTH: Unless and until the Automatic Conversion (as defined in SECTION B(1)(f)(ii) of this ARTICLE FOURTH) occurs, the Corporation is authorized to issue two classes of shares of common stock and one class of preferred stock. The total number of shares of stock which the Corporation shall have authority to issue is one hundred fifty-five million (155,000,000) shares, consisting of one hundred fifty million (150,000,000) shares of common stock, par value $.001 per share (the "COMMON STOCK") and five million (5,000,000) shares of preferred stock, par value $.001 per share (the "PREFERRED STOCK"). Unless and until the Automatic Conversion occurs, the only shares of Common Stock which the Corporation shall have authority to issue is one hundred forty-nine million (149,000,000) shares of Class A Common Stock, par value $.001 per share (the "CLASS A COMMON STOCK") and one million (1,000,000) shares of Class B Common Stock, par value $.001 per share (the "CLASS B COMMON STOCK"). Upon and after the Automatic Conversion, the Corporation shall be authorized to issue one class of Common Stock, consisting of one hundred fifty million (150,000,000) shares designated as Common Stock, and one class of Preferred Stock, consisting of five million (5,000,000) shares designated as Preferred Stock. The term "COMMON STOCK" shall refer to the Class A Common Stock and the Class B Common Stock, collectively, unless and until the Automatic Conversion occurs, and to the Common Stock upon and after the Automatic Conversion."

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         B. Section D of Article SIXTH of the Corporation's Certificate of
Incorporation is hereby amended to read as follows:

         "D. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation to elect additional directors under specified circumstances, any director may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class. For the purposes of this Certificate of Incorporation, "VOTING STOCK" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors."


    IN WITNESS THEREOF, QAD Inc. has caused this Certificate of Amendment to be executed by its Sole Incorporator this Nineteenth day of June, 1997.



                             QAD Inc., A Delaware Corporation


                             By: /s/ Melainie K. Mansfield
                                --------------------------
                                  Melainie K. Mansfield
                                  Sole Incorporator



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